Exhibit 99.2

Press Release

Renewables: Total to develop 25 MW of solar rooftops in Thailand

Paris, March 6, 2020 – Total, through its affiliate Total Solar Distributed Generation, has signed a binding contract to provide 25 megawatt-peak (MWp) of solar rooftops for 24 facilities of one of the largest food companies in Thailand, Betagro.

Each one of these projects benefits from a 20-year Power Purchase Agreement (PPA). Jointly they constitute one of the largest portfolios of corporate PPAs in Thailand.

Equipped with over 62.000 solar panels, the projects are designed to generate nearly 38 GWh of renewable electricity per year, helping Betagro shrink its carbon footprint by 26.000 tons of CO2 over the life of the solar rooftops while providing about 15% of the company’s total power consumption.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide is currently close to 7 gigawatts including 3 gigawatts from renewable energies.

With over 5 GW of solar projects, announced since the beginning of 2020, the Group is well on track to reach its objective of 25 GW of installed power generation capacity from renewable sources by 2025.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.